Mail Stop 4561

December 21, 2007

By U.S. Mail and facsimile to: (203) 789-2690

Peyton R. Patterson
Chairman, President, Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, CT 06510

**Re: NewAlliance Bancshares, Inc.
            Form 10-K for December 31, 2006, filed March 1, 2007
            Schedule 14A filed March 16, 2007
            File Number 001-32007**

Dear Ms. Patterson:

        We have given a full review to the above referenced filing, as well as subsequent related filings, and have the following comment.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Compensation Discussion and Analysis, page 22

        1.   It appears that your non-equity incentive program sets objective performance targets, corporate performance targets for the CEO and a mixture of corporate and individual targets for the other named executives. Please confirm that you will revise your disclosure in future filings to disclose the targeted performance and any threshold or maximum performance goals. Also, please discuss how the actual performance affected the size of any incentive compensation awarded to

the named executive officer. If you determined that the performance targets were confidential due to the potential for competitive harm to New Alliance, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, then include the analysis of the level of difficulty necessary to reach the targets contemplated by Instruction 4 in your response. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

2.   Please confirm that you will revise your disclosure in future filings to identify the companies that comprise your peer group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Transactions with Directors and Executive Officers, page 44

3.   Please confirm that any future filings will include the correct representations under Instruction 4(c) to Item 404(a) of Regulation S-K, specifically that loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

⋅ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Kate McHale at 202-551-3464, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel